Exhibit 99.1

Americas Silver Corporation Declares Commercial Production at the San Rafael Mine

TORONTO--(BUSINESS WIRE)--December 21, 2017--Americas Silver Corporation (TSX:USA) (NYSE American:USAS) (“Americas Silver” or the “Company”) is pleased to announce that the San Rafael mine (“San Rafael”), at the Company’s Cosalá Operations in Sinaloa, Mexico, has successfully completed its pre-production phase and declared commercial production as of December 19, 2017.

Mine production at San Rafael is currently averaging approximately 1,200 tonnes per day and increasing as additional ore headings continue to be established. The Company’s Los Braceros mill began processing San Rafael ore on November 19, 2017 and has steadily increased throughput and recoveries. It has averaged approximately 1,400 tonnes per day through the pre-production period with silver, zinc and lead recoveries within 5% of Company expectations and continues to improve. An accumulated pre-production stockpile of approximately 23,000 tonnes is available to supplement mill feed as necessary. The mine is initially targeting 1,500 tonnes per day of throughput in early Q1 2018 and expects to test the limits of the existing design capacity of the mill in the second half of 2018.

The San Rafael Mine is expected to drive significant earnings and cash flow at current metals prices for the Company’s shareholders starting in Q1, 2018 and over the life of the mine. It is projected to provide a substantial reduction in the consolidated cash costs and all-in sustaining costs. The mine was developed on-time and on budget for approximately US$17 million from internally-generated and existing resources. The Company expects to provide consolidated guidance for fiscal 2018 to the market in late January 2018.

“We are pleased at achieving this significant milestone for the Company,” said Daren Dell, Americas Silver’s Chief Operating Officer. “This mine will be the cornerstone of our Mexican operations and provide cash flow for further drilling and development of our Zone 120 resource, as well as future exploration on our greater land position in the Cosalá district without equity dilution. I would like to thank the entire staff of the Cosalá Operations who successfully brought the San Rafael mine into production while sustaining operations without significant interruption at the Company’s Nuestra Senora mine.”

San Felipe Property Update

The Company has agreed to terms with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) to amend the timing of payments under its option agreement on the San Felipe project. The San Felipe silver‐zinc‐lead project (the “Property”) is located 130 km northeast of Hermosillo City, Sonora State in Mexico. As announced in a release dated March 2, 2017 the Company purchased an option granting it the right to acquire a 100% interest in the Property for total consideration of US$15 million in cash (plus applicable VAT), payable in two staged payments. The initial payment of US$7 million was made in March and the remaining US$8 million is to be made as follows: US$500,000 on each of January 1, 2018 and April 1, 2018 respectively; US$1,000,000 on July 1, 2018; and balance of US$6,000,000 on or before December 31, 2018. The Company expects to make any remaining payments with cash on hand from its operations.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company has acquired an option on the San Felipe development project in Sonora, Mexico.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of operational and development plans (including the San Rafael Mine), the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CONTACT:
Americas Silver Corporation
Darren Blasutti, 416‐848‐9503
President and CEO